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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

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                              SIERRACITIES.COM INC.
                            (Name of Subject Company)

                              SIERRACITIES.COM INC.
                       (Name of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
                (including the associated share purchase rights)
                         (Title of Class of Securities)

                                   826521 10 6
                      (CUSIP Number of Class of Securities)

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                                 Alan L. Langus
        Corporate Secretary, Executive Vice President and General Counsel
                              SierraCities.com Inc.
                         399 Knollwood Road, Suite G-10
                          White Plains, New York 10603
                                 (914) 286-6365
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With a copy to:

                                Richard D. Pritz
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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      This amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed by SierraCities.com Inc. in connection with the exchange offer by VerticalNet, Inc. for shares of common stock of SierraCities. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

ITEM 9.  EXHIBITS.

(a)(5)     Press Release issued on December 26, 2000, by SierraCities.

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2000

                                    SIERRACITIES.COM INC.


                                    By:  /s/   Thomas J. Depping
                                        ------------------------------
                                        Name:  Thomas J. Depping
                                        Title: President and Chief
                                               Executive Officer





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                                 EXHIBIT INDEX


Exhibit No.                      Description
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 (a)(5)             Press Release issued on December 26, 2000, by SierraCities.